June 12, 2019

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:Responses to the Securities and Exchange Commission

Staff Comments dated June 11, 2019, regarding

Kyto Technology & Life Science, Inc.

Revised Preliminary Proxy Statement on Schedule 14 A

Filed June 5, 2019

File No. 000-50390

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the June 11, 2019 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on June 12, 2019 (“Amendment No.2”).  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Revised Preliminary Proxy Statement on Schedule 14A

Proposal 7 – Exclusive Forum Proposal, page 27

Staff Comment No. 1.

Please expand this disclosure to highlight that an exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Kyto Technology & Life Science, Inc.’s Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to indicate that the exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and amy discourage lawsuits with respect to such claims.

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Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact Anthony Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,

Kyto Technology & Life Science, Inc.

/s/ Simon Westbrook

Simon Westbrook

Chief Financial Officer

cc:Anthony Epps, Dorsey & Whitney LLP